Exhibit 11.1

Coffee Holding Co., Inc.
Computation of Per Share Earnings (Loss)
(Unaudited)

	Six Months Ended April 30,		Three Months Ended April, 30
	2007	2006	2006	2006
Net Income (Loss)	$648,592	$235,404	$338,888	$(284,234)

BASIC EARNINGS:
Weighted average number of common
Shares outstanding	5,529,830	5,529,830	5,529,830	5,529,830

Basic earnings (loss) per common share	$.12	$.04	$.06	$(.05)

DILUTED EARNINGS:
Weighted average number of common
Shares outstanding	5,529,830	5,529,830	5,529,830	5,529,830
Warrants - common stock equivalents	70,000	65,030	0	0

Weighted average number of common
Shares outstanding - as adjusted	5,599,830	5,594,860	5,529,830	5,529,830

Diluted earnings (loss) per common share	$.12	$.04	$.06	$(.05)